Exhibit 99.28

Titan Suspends ESM Operations Following Flooding From Tropical Storm Debby; Annual Production Guidance Remains Unchanged

Vancouver, BC – August 12, 2024 – Titan Mining Corporation (TSX: TI) (“Titan” or the “Company”) announces that operations at Titan’s Empire State Mine (“ESM”) have been temporarily suspended following historic flooding from Tropical Storm Debby. There were no injuries to employees or damage to the mobile fleet. Despite efforts by mine personnel to divert water to mined out areas of the mine, floodwater rose in the shaft above the crusher level leading to electrical power failure in the mine.

As of this morning, power has been partially restored to the underground and floodwaters are receding. The Company continues to pump water out of the underground workings. Once mining operations resume, ore will be stockpiled underground. As a result of flooding, the underground crusher and control room will require an electrical rebuild that is expected to take four to eight weeks, during which period there will be no production of zinc concentrate. The Company has declared force majeure for its contractual concentrate delivery obligations for the near term.

During the rebuild period, Titan will continue to mine and stockpile ore underground. The Company anticipates that stockpiling ore coupled with the excess mill capacity will enable the Company to meet budgeted production for the year. Titan’s annual production guidance for ESM remains unchanged.

New York Governor Kathy Hochul declared a statewide State of Emergency in response to the flooding caused by Tropical Storm Debby. The Company is in contact with the State and Federal authorities regarding potential assistance to address business disruptions caused by the flooding.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is built for growth, focused on value and committed to excellence. For more information on the Company, please visit our website at www.titanminingcorp.com

Contact

For further information, please contact: Investor Relations: Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that once mining operations resume, ore will be stockpiled underground; as a result of flooding, the underground crusher and control room will require an electrical rebuild that is expected to take four to eight weeks, during which period there will be no production of zinc concentrate; during the rebuild period, Titan will continue to mine and stockpile ore underground; the Company anticipates that stockpiling ore coupled with the excess mill capacity will enable the Company to meet budgeted production for the year; and that Titan’s annual production guidance for ESM remains unchanged. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to the damage caused by Tropical Storm Debby; the Company’s assumptions regarding time and cost to repair damage caused by Tropical Storm Debby; the ability to advance exploration efforts at ESM; the results of such exploration efforts; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.